Exhibit 99.1
[FORM OF E-MAIL COMMUNICATION]

Date:	April 27, 2009
To:	All Current Employees Holding OWW Stock Options
From:	James P. Shaughnessy
Subject:	Proposed Stock Option Exchange Program
The following message is being sent to all current employees who hold stock options issued under the company’s equity compensation plan.
The decline in our stock price since our initial public offering in July 2007 has been tough on shareholders and employees alike. Many of our employees have stock options that are significantly “underwater” — which means that the exercise price of their stock options is significantly higher than our current stock price.
We’ve been exploring ways to recapture the value of these underwater stock options. You may have seen in our proxy statement, which was filed with the SEC last week, that we have submitted a proposal to our shareholders asking them to approve an amendment to our equity compensation plan that would authorize us to implement a one-time, stock option exchange program. If approved, this program would permit you to exchange, at set ratios, certain underwater stock options for new stock options with a lower exercise price that reflects our stock price at the time the exchange is completed. Details of the proposed stock option exchange program are outlined in our proxy statement which is posted on our Investor Relations website under “Proxy Materials.”
Our shareholders will vote on amending our equity compensation plan to authorize the stock option exchange program on June 2. If we receive shareholder approval, the board of directors will have up to year to decide whether (and when) to commence the option exchange. If we proceed with the stock option exchange, we will file a tender offer statement with the SEC that will include details on the option exchange and, if you are eligible, how you can participate. Until then, there’s nothing you need to do.
If you have any questions, please direct them to Denise Hasskamp, Director of Compensation at ____________.
We think the proposed stock option exchange program could be an exciting opportunity for our option holders and will update you as more information becomes available.
Jim
The option exchange described in this e-mail communication has not yet commenced. Orbitz Worldwide will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the option exchange. You will be able to obtain these written materials and other documents filed by Orbitz Worldwide with the SEC free of charge from the SEC’s website at http://www.sec.gov.